UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 15, 2014

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Delaware	**001-32389**	**41-2111139**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

On April 15, 2014, action was taken by written consent (the "Consent") of the holders of over a majority of the issued and outstanding limited partnership units ("Units") of NTS Realty Holdings Limited Partnership, a Delaware limited partnership ("NLP"), to approve the Agreement and Plan of Merger (the "Merger Agreement") dated as of February 25, 2014, by and among NTS Merger Parent, LLC, a Delaware limited liability company ("Parent"), NTS Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent ("Merger Sub"), NTS Realty Capital, Inc., a Delaware corporation and the managing general partner of the NLP ("NLP Managing GP"), and NLP, whereby Merger Sub will merge with and into NLP, with NLP being the surviving entity.

Under Delaware law, approval of the Merger Agreement required the affirmative vote of the holders of a majority of NLP's issued and outstanding Units. The Consent approving the merger and the transactions contemplated by the Merger Agreement was approved by holders of approximately 61.9% of NLP's issued and outstanding Units, representing approximately 59.3% of NLP's aggregate voting power. As a result, no other vote to approve the merger and the transactions contemplated by the Merger Agreement is required.

The Merger Agreement was entered into pursuant to that certain Stipulation and Agreement of Compromise, Settlement and Release (the "Settlement") between NLP, NLP Managing GP, each of the members of the board of directors of NLP Managing GP, Parent and the plaintiffs in the class action captioned, *Stephen J. Dannis, et al. v. J.D. Nichols, et al.*, Case No. 13-CI-00452, pending in Jefferson County Circuit Court of the Commonwealth of Kentucky (the "Court"). The closing of the transactions contemplated by the Merger Agreement remains subject to satisfaction of certain conditions including, without limitation, final approval by the Court of the Settlement. We expect that the merger and the transactions contemplated by the Merger Agreement and by the Settlement will be completed in the first half of 2014. However, there can be no assurance that the conditions to the merger or the Settlement will be satisfied or that the merger or Settlement will be consummated on terms previously disclosed, if at all.

FORWARD LOOKING STATEMENTS

This document contains forward looking statements that can be identified by the use of words like "would," "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These forward looking statements, implicitly or explicitly, include assumptions underlying the statements and other information with respect to the Company's beliefs, plans, objectives, goals, expectations, estimates, intentions, financial condition, results of operations, future performance and business, including its expectation of, and estimates with respect to, revenues, expenses, earnings, return of and on equity, return on assets, asset quality and other financial data and performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 14, 2014, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this document.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   Exhibits: N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner

By:



Name: Gregory A. Wells
Title: Executive Vice President and CFO
Date: April 15, 2014

EXHIBIT INDEX

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Shell Company Transactions: N/A
(d)   <u>Exhibits</u>: N/A